Exhibit 3.2

(TRANSLATION)

AMENDMENT AGREEMENT OF THE IRREVOCABLE TRUST AGREEMENT NO. 899-8 ENTERED INTO BY AND BETWEEN, AS THE FIRST PARTY, GRUPO RADIO CENTRO, S.A. DE C.V., HEREIN REPRESENTED BY ITS LEGAL REPRESENTATIVE MR. ALVARO FERNANDO FAJARDO DE LA MORA (HEREINAFTER REFERRED TO AS "RADIO CENTRO") AND BBVA BANCOMER, S.A., INSTITUCION DE BANCA MULTIPLE, GRUPO FINANCIERO BBVA BANCOMER, DIVISION FIDUCIARIA (MULTIPLE BANKING INSTITUTION, FINANCIAL GROUP BBVA BANCOMER, TRUST DIVISION), AS TRUSTEE OF THE TRUST NO. F/23020-1, HEREIN REPRESENTED BY MARIA ANTONIETA GUTIERREZ FRIAS, ESQ. (HEREINAFTER THE "SHAREHOLDER") AS THE "TRUSTORS"; AS THE SECOND PARTY, NACIONAL FINANCIERA, S.N.C., DIRECCION FIDUCIARIA (TRUST DEPARTMENT), AS TRUSTEE OF THE TRUST NO. 899-8, HEREIN REPRESENTED BY ITS TRUST DELEGATE SANDRA AGUIRRE TORRES, ESQ. (HEREINAFTER REFERRED TO AS "NAFIN" or "SUBSTITUTED TRUSTEE"); AND AS THIRD PARTY, GE CAPITAL BANK, S.A., INSTITUCION DE BANCA MULTIPLE, GE CAPITAL GRUPO FINANCIERO, DIVISION FIDUCIARIA (MULTIPLE BANKING INSTITUTION, GE CAPITAL FINANCIAL GROUP, TRUST DIVISION), HEREIN REPRESENTED BY ITS TRUST DELEGATES, MESSRS. AURELIO SERGIO TORRES RODRIGUEZ AND RAMON GALVAN GUTIERREZ (HEREINAFTER REFERRED TO AS THE "TRUSTEE" or "SUBSTITUTE TRUSTEE"), AND WITH THE PRESENCE OF BANCO INTERNACIONAL, S.A., INSTITUCION DE BANCA MULTIPLE, GRUPO FINANCIERO BITAL (MULTIPLE BANKING INSTITUTION, BITAL FINANCIAL GROUP), IN ITS CHARACTER OF COMMON REPRESENTATIVE OF THE HOLDERS OF NON-DEPRECIABLE ORDINARY CERTIFICATES OF PARTICIPATION, HEREINAFTER REFERRED TO AS "RCENTRO "A" CPO'S", HEREIN REPRESENTED BY ITS TRUST DELEGATES REBECA ISELA TREJO SANCHEZ, ESQ. and RAUL LEON MELESIO, ESQ. (HEREINAFTER REFERRED TO AS THE "COMMON REPRESENTATIVE"), PURSUANT TO THE FOLLOWING REPRESENTATIONS AND CLAUSES:

                                 REPRESENTATIONS
                                 ---------------

I. RADIO CENTRO, as TRUSTOR, hereby represents, through its representatives:


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     A). To be a company with variable capital, legally incorporated and existing according to the laws of the United Mexican States as per public deed number 32,321 dated June 8, 1971, granted before Mr. Jorge Alejandro Hernandez Ochoa, Notary Public number 121 for the Federal District and which last partial reform of the bylaws was duly notarized by means of public instrument number 114,982 dated August 7, 2002, granted before Mr. Ignacio R. Morales Lechuga, Notary Public number 116 for the Federal District and was registered before the Public Registry of Commerce of the Federal District under commercial folio no. 20694 on December 5, 2002.

     B). That on May 24, 1993, an irrevocable Trust Agreement number 899-8 was executed and whereby NAFIN acted as trustee. Such Agreement was amended by means of an Amendment Agreement dated July 24, 1996 (hereinafter referred to as the "TRUST RC") and which assets, to date, consist of 132,142,472 shares of the A Series, Class I of the ordinary fixed capital, without par value, which numbers of shares may be increased up to 181,849,854, representing 73.5% of the capital stock of RADIO CENTRO (hereinafter referred to as the "SHARES") by means of the share certificates duly issued in favor of NAFIN and which are deposited in a special account at S.D. Indeval, S.A. de C.V., Institucion para el Deposito de Valores (Firm for the Deposit of Securities) (hereinafter "INDEVAL").

     C). That in accordance with the provisions of the TRUST RC and in the corresponding issuing minutes, NAFIN has issued, to date, 181,849,854 non-depreciable ordinary certificates of participation named "RCENTRO "A" CPO'S", covered by the certificates deposited with INDEVAL, which in turn are equivalent to 73.5% of the capital stock of RADIO CENTRO, each one invariably representing one (1) share (hereinafter referred to as the "CPO'S RC").

     D). That the shares representing 100% of the authorized capital stock of RADIO CENTRO ("shares") are duly registered in the Securities Section of the National Securities Registry, including the approvals to quote on the stock market and be object of institutional investment in accordance with the corresponding resolutions issued by the National Banking and Securities Commission.

     E). That the totality of the CPO'S RC are registered in the Securities Section and in the Special Section of the National Securities Registry, including the approvals to quote on the stock market and be object of institutional investment in accordance with the corresponding resolutions issued by the National Banking and Securities Commission.


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     F). That the TRUST RC is being amended in order to, among others things, substitute the trustee and extend the term of the same, which amendment have been authorized by the Foreign Investment Bureau, that depends on the Department of Economy, in accordance with the resolutions issued to that effect. The TRUST RC creates the mechanism consistent with the neutral investment regime provided under the Foreign Investment Law, and its Rules, that enables the foreign investors or Mexican companies without foreign exclusion clause are in the possibility to acquire CPO'S RC.

     G). That according to the corresponding authorizations issued at the meeting of the holders of CPO'S RC, the Technical Committee of the TRUST RC, the Foreign Investment Bureau, that depends on the Department of Economy, in the presence and in conformity with the COMMON REPRESENTATIVE, this Amendment Agreement is executed for the purpose of substituting the trustee and designating the TRUSTEE as the trustee in substitution of NAFIN, consequently amending the TRUST RC in the form and manner stipulated in the clauses of this Agreement.

     H). That in accordance with the provisions of paragraph G) above, and for the purpose of the execution of this Amendment Agreement, the following authorizations have been obtained:

     a) The general meeting of the holders of the CPO'S RC dated May 19, 2003, in the presence and in conformity with the COMMON REPRESENTATIVE, approved the carrying out of all the steps referred to in paragraph G) above, including the amendment to the issuing minutes of the CPO'S RC, subject to obtaining the corresponding approval from the National Banking and Securities Commission.

     b) On June 4, 2003, the Technical Committee of the TRUST RC approved the execution of this Amendment Agreement for all the effects included therein.

     c) By means of official communication number 315.03/3065 dated May 29, 2003, the Foreign Investment Bureau, part of the Department of Economy, granted the TRUSTEE the authorization to execute this Amendment Agreement.

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


     I). That its representatives have sufficient authority to execute this Amendment Agreement and to bind its principal in the terms thereof.

II. The SHAREHOLDER, as trustor, hereby represents, through its representative:

     A). That it ratifies and manifests its conformity with the representations of RADIO CENTRO.

     B). That is present at the execution of this Agreement by instructions of the TRUSTORS and BENEFICIARES of the trust F723020-1.

     C). That it is a Multiple Banking Institution, legally constituted and existing in accordance with the laws of the United Mexican States, and that it has the necessary authority to act as TRUSTEE under the trust Agreement, in accordance with the provisions of the Ley de Instituciones de Credito (Credit Institutions Law).

     D). That its trust delegate has sufficient authority to execute this Amendment Agreement and to bind its principal in the terms thereof.

III. NAFIN, as TRUSTEE, hereby represents, through its general trust delegate:

     A). That it ratifies and manifests its conformity with the representations of RADIO CENTRO.

     B). That it is a National Credit Institution, legally constituted and existing in accordance with the laws of the United Mexican States, and that it has the necessary authority to act under this Agreement, in accordance with the provisions of the Ley de Instituciones de Credito (Credit Institutions Law) and the Ley Organica de Nacional Financiera (Organic Law of Nacional Financiera).

     C). That it has sufficient authority to execute this Amendment Agreement and to bind its principal in the terms thereof.

     D). That, according to the minutes of the Technical Committee of the TRUST RC, and as of the date of execution of this instrument NAFIN is relieved by GE Capital Bank, S.A., Institucion de Banca Multiple, GE Capital Grupo Financiero, Trust Division, of its position as trustee institution of the above mentioned trust and therefore, expresses its conformity with appearing as a counterpart in the execution of this Amendment Agreement.


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

IV. The COMMON REPRESENTATIVE hereby represents, through its trust delegate:

     A). That it ratifies and manifests its conformity with the representations of RADIO CENTRO, particularly those included in paragraphs B), C), G) and H).

     B). That it is a Multiple Banking Institution, legally constituted and existing in accordance with the laws of the United Mexican States, and that it has the necessary authority to act as Common Representative of the holders of certificates of participation in accordance with the provisions of the Ley General de Titulos y Operaciones de Credito (General Negotiable Instruments and Credit Operations Law).

     C). That its trust delegate has sufficient authority to execute this Amendment Agreement and to bind its principal in the terms thereof.

V. The TRUSTEE represents, through its trust delegate:

     A). That it ratifies and manifests its conformity with the declarations of RADIO CENTRO.

     B). That it is a Multiple Banking Institution, legally constituted and existing in accordance with the laws of the United Mexican States, and that it has the necessary authority to act as TRUSTEE under the trust Agreement, in accordance with the provisions of the Ley de Instituciones de Credito (Credit Institutions Law).

     C). That its trust delegate has sufficient authority to execute this Amendment Agreement and to bind its principal in the terms thereof.

     D). That it agrees to execute this Amendment Agreement to the TRUST RC in its character of substitute trustee and to perform such role in accordance with that foreseen in this Agreement.


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

VI. All the contracting parties represent, through their representatives or trust delegates, as applicable, that based on the previous representations, which form an integral part of this Amendment Agreement for all the legal effects that may ensue therefrom, to grant and subject themselves to the following:

                                     CLAUSES

     CHAPTER ONE
     TRUSTEE SUBSTITUTION

     FIRST. - SUBSTITUTION: RADIO CENTRO, the SHAREHOLDER and the COMMON REPRESENTATIVE, with the consent of the CPO'S RC holders and with the authorizations referred to in representation I. G). above, hereby formalize the substitution of the SUBTITUTED TRUSTEE, in order that as of the date of this agreement, the SUBSTITUTED TRUSTEE is relieved of its position as trustee by GE Capital Bank, S.A., Institucion de Banca Multiple, GE Capital Grupo Financiero, in the TRUST RC; consequently the parties agree that as of the date of this agreement the SUBSTITUTE TRUSTEE holds title to all the rights and obligations corresponding to such position and thus the TRUST RC remains identified by the SUBSTITUTE TRUSTEE, by the trustors and by the Technical Committee as well as by all the parties and each one of the persons that has a legal interest in the rights and obligations of the same as the "Neutral Investment Trust F/466".

     The TRUSTEE, by executing this Agreement, hereby accepts its appointment and agrees to carry out such duties properly, and hereby acknowledges receipt of the Share certificates that cover the SHARES, to its entire satisfaction, free from all lien or ownership restriction, as well as all the corresponding rights and obligations, and as a consequence, the TRUSTEE is hereby subrogated to all the rights and obligations that derive from its position as trustee of the TRUST RC granting to the SUBSTITUTE TRUSTEE the broadest release allowed by law, with respect to the patrimony of the TRUST RC that in this act is delivered and transferred to the SUBSTITUE TRUSTEE in view of the substitution of the trustee institution referred to in this Agreement, in terms of the following Second clause.

     SECOND.- DELIVERY OF THE ASSETS: In light of the substitution of trustee, NAFIN hereby formally delivers to the TRUSTEE the assets forming part of the TRUST, which are described in Exhibit "A", and which are taken to be hereby transcribed in full as if they were inserted, free from all lien or ownership restriction, as well as all the rights and obligations that corresponds.

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


     The TRUSTEE hereby receives in full conformity the assets and documents referred to in the Exhibits described in this clause and agrees to become responsible therefore from the date of execution of this Amendment Agreement, releasing NAFIN of any responsibility that may correspond to it as result of said transfer.

     THIRD.- RELEASES. In view of the trustee substitution that is hereby stipulated, each of RADIO CENTRO and the SHAREHOLDER grant NAFIN, the broadest release allowed by law in connection with the performance of its duties as trustee in the TRUST RC and express its full conformity with the transfer of the ownership that in this act is being carried out by the SUBSTITUTE TRUSTEE of the patrimony of the TRUST RC, as well as de manage of the same since its creation up to the date of this Agreement, and therefore NAFIN is hereby released of all civil, commercial, criminal, administrative, fiscal liability or of any other kind, and RADIO CENTRO and the SHAREHOLDER are obliged to protect and hold NAFIN harmless from any claim or controversy that may rise in the future, as well as to reimburse the expenses that NAFIN may incur derived form the order of a competent authority, without reserving judicial, administrative, fiscal or extra judicial remedy against it.

     NAFIN hereby states that no amount is owed to it for commissions, trustee fees, expenses and for any other concept deriving from the TRUST RC therefore, in this act and through this instrument, NAFIN grants to RADIO CENTRO and the SHAREHOLDER the broadest release allowed by law for such concepts.

     FOURTH.- EXCHANGE AND CANCELATION OF THE SOLE CERTIFICATE ("MACROTITULO"). Once formalized the amendments to the issuing minutes of the "CPO'S RC", RADIO CENTRO, the SHAREHOLDER, and the SUBSTITUTE TRUSTEE are jointly oblige to carry out all the necessary procedures to recover said sole certificate ("macrotitulo") duly cancelled and deliver it to NAFIN within a term no longer than thirty (30) business days as of the date of the formalization of the amendments to the minutes.


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

     FIFTH.- CHANGE OF NAME. Pursuant to this Agreement, in the future, any reference to Nacional Financiera, S.N.C. Institucion de Banca de Desarrollo, Trustee Institution of the Trust 899-8, will be understood to mean GE Capital Bank, S.A., Institucion de Banca Multiple, GE Capital Grupo Financiero, Trust Division, in the "Neutral Investment Trust F/466".

     SIXTH.- NOTICES: RADIO CENTRO hereby agrees to notify to whom it may concern the change of trustee, thereby releasing NAFIN and the TRUSTEE of all responsibility in this regard.

     CHAPTER TWO
     AMENDMENT

     FIRST.- AMENDMENT: According to the authorizations provided in Representation I. G). above, RADIO CENTRO, the SHAREHOLDER, the COMMON REPRESENTATIVE and the TRUSTEE agree to modify the TRUST RC to provide, as of this date, the following terms and conditions:

     FIRST. - CONSTITUTION. The TRUSTORS hereby constitute and irrevocably deliver in trust, the assets, rights and obligations mentioned below, for the purposes defined in this Agreement, the accomplishment of which is entrusted to the TRUSTEE.

        SECOND. - PARTIES.     Are parties to this Trust:

        TRUSTORS:              Grupo Radio Centro,  S.A. de C.V.  ("RADIO  CENTRO")
                               and BBVA BANCOMER,  S.A., Trust Division, as trustee
                               of the trust number f/23020-1.

        TRUSTEE                GE  Capital  Bank,  S.A.,   Institucion  De  Banca
                               Multiple,  GE Capital  Grupo  Financiero,  Division
                               Fiduciaria  (Multiple  Banking   Institution,   GE
                               Capital Financial Group, Trust Division)

        BENEFICIARY:          The  individuals  enumerated  in the Sixth clause of
                              this  Agreement  (hereinafter  referred  to  as  the
                              "HOLDERS OF CPO'S RC).


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

     THIRD. - THE ASSETS OF THE TRUST. The assets of the trust will consist of the following:

3.1 The SHARES, remaining in trust 181,849,854 shares of the Serie "A", Class I, of the fixed capital of RADIO CENTRO, and additional rights and obligations of NAFIN in accordance with the TRUST RC, which NAFIN is substituting and are subject to said trust at the moment of executing this public deed. The SHARES forming part of the assets of this trust will be referred to as "Shares in Trust".
3.2 The shares representing the capital stock of RADIO CENTRO which the TRUSTEE may subscribe and pay for after the execution of this Agreement in order to fulfill the purposes set forth herein, or that once the subscription value is paid by a third party, will be remitted by RADIO CENTRO to the TRUSTEE also to fulfill the purposes herein foreseen.
3.3 The shares of RADIO CENTRO that in accordance with the provisions of this Agreement are received by the TRUSTEE as result of the capitalization of stock premiums, and prior contributions of profits or reserves.
3.4 The TRUSTEE may increase the number of CPO'S RC pursuant to the issuance for the acknowledgment of the income and profits that the CPO'S RC generate, in accordance with item a) of article 228 a of the Ley General de Titulos y Operaciones de Credito (General Negotiable Instruments and Credit Operations Law), when those income and profits are a consequence of an increase of the shares in the patrimony of this trust and that the increase, in turn,, is generated as a result of the following events:

     a) Increase in the capital stock by a capitalization of dividends or payment of the same with treasury shares of RADIO CENTRO.

     b) Increase in the capital stock of RADIO CENTRO that the TRUSTEE had subscribed and paid by the instructions of the CPO'S RC holders and in the exercise of the preferential right provided in article 132 of the General Law of Commercial Companies.

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


                      For the above events, the TRUSTEE shall follow and adjust itself to the following proceedings:

               1.- Nacional Financiera, S.N.C. or any other credit institution or qualifying securities institutions, pursuant to articles 228h. of the General Law of Negotiable Instruments and Credit Operations ("Ley General de Titulos y Operaciones de Credito" and 14 Bis 9. of the Securities Market Law ("Ley del Mercado de Valores"), provided that the new participation certificates are susceptible of being registered in the Securities or Special Section of the National Securities Registry ("Registro Nacional de Valores") of the National Banking and Securities Commission, will issue an opinion regarding the susceptibility of the new shares to be incorporated to the common fund of the issuance.

               2.- The TRUSTEE, with such assessment as a basis, will request the authorization of the National Banking and Securities Commission.

               3.- The TRUSTEE, with the appearance of the National Banking and Securities Commission and of the COMMON REPRESENTATIVE of the CPO'S RC holders, by unilateral statement of intent before a Public Officer, will modify the first clause of the issuance minutes, exclusively to attest the new number of CPO'S RC issued, considering the increase produced as result of the occurrence of any of the above mentioned events as the case may be.

               4.- The TRUSTEE will substitute the sole certificate referred to in 5.2.1 of the Fifth clause of this Agreement, with a new one reflecting the new number of CPO'S RC issued. The previous single certificate will be cancelled and the new one will be deposited in the INDEVAL in accordance with this Agreement.

               5.- The CPO'S RC issued invariably will each represent one share, as provided for in the second paragraph of sub-clause
                    5.2.1 of the Fifth clause of this Agreement.

     With respect to the increase of the Shares in Trust by means of multiplying the shares by splitting the same ("SPLIT"), the TRUSTEE will exchange the sole certificate previously deposited in INDEVAL for a new one in which the CPO'S RC number it is in accordance with the shares multiplication. To establish the new number of CPO'S RC, the previously number issued will be multiplied by the same multiple used for the shares; notification will have to be given to the National Banking and Securities Commission.

               3.5 Any other cash amount or goods included in the assets in Trust for or as a consequence of the fulfillment of the purposes of the Trust constituted by this Agreement.

     For the purpose of the accounting registry for the Assets of the Trust, the market value of the outstanding CPO'S RC will be taken as base.


         FOURTH. - PURPOSES. The purposes of this Trust Agreement are:

     4.1 In conformity with in the provisions of this Agreement, the TRUSTEE issues CPO'S RC destined to be acquired by the individuals mentioned in the Sixth clause below, with the understanding that the TRUSTEE will release precisely one CPO'S RC per share; the TRUSTEE will not be allowed to issue more CPO'S RC than the amount of shares subject to this Trust. The difference between
(i) the CPO'S RC, that have been released at the moment when the shares are contributed into the trust assets and (ii) the totality of the CPO'S RC issued by the TRUSTEE, shall be kept by the TRUSTEE for as long as these are not released. RADIO CENTRO and the TRUSTEE shall undertake the necessary measures, as the market requires, when the amount of CPO'S RC issued must be increased by means of new issuances, in such a way that all the positions of the HOLDERS OF THE CPO'S RC may be covered, in view of the fluctuation of outstanding capital stock of RADIO CENTRO, at any time. In any case, the maximum amount of CPO'S RC that may be issued, upon prior approval of the National Banking and Securities Commission, shall be 73.5% of the authorized capital stock of RADIO CENTRO.

     4.2 For effects of that mentioned in sub-clause 4.1 above, the TRUSTEE will keep the title of the Shares in Trust for the duration of this Agreement, on the understanding that no later than June 29, 2003, the TRUSTEE must proceed in accordance with that stipulated in sub-clause 5.4 of the Fifth clause of this Agreement.

     4.3 The TRUSTEE exercises the voting rights corresponding to the Shares in Trust, in accordance with that provided in sub-clause 5.1 of the Fifth clause below.


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

         4.4 The TRUSTEE exercises the pecuniary and patrimonial rights corresponding to the Shares in Trust, according to the provisions of sub-clause 5.3 of the Fifth clause below.

         4.5 The TRUSTEE carries out the other acts provided for by this Agreement, in accordance with that indicated for each case.

     Fifth. - TRUSTEE's authority and obligations. For the accomplishment of the purposes of the Trust, the TRUSTEE must proceed, in addition to that provided in the rest of the Agreement, in accordance with the following:

     Exercise of the right of vote of the Shares in Trust.

     5.1 The TRUSTEE will have all the necessary powers to carry out the purposes of this Trust provided for in the previous clauses, including but not limited to, the powers and obligations referred to in Article 356 of the Ley General de Titulos y Operaciones de Credito (General Negotiable Instruments and Credit Operations Law). Specifically, the TRUSTEE will have the capacity to grant powers of attorney in favor of the individuals designated by the Technical Committee provided for in the Tenth clause so that said proxies exercise the corporate rights inherent in the Shares in Trust in the shareholders' meetings of RADIO CENTRO, observing in every case that provided for by sub clause 5.1.2 below.

     5.1.2 the TRUSTEE will have to send a trust delegate or a proxy determined by a trust delegate to the ordinary and extraordinary shareholders' meetings of RADIO CENTRO, called and held during the term this Agreement, and shall vote the Shares in Trust forming part of the Assets of the Trust in the same manner as the majority of the shares representing the capital stock of RADIO CENTRO that do not form part of the Shares in Trust shall have voted. The TRUSTEE will only be obliged to be present at the shareholders' meeting of RADIO CENTRO, if it receives notice of the meeting at least ten (10) calendar days prior to the date of said meeting.

     Exercise of the Patrimonial and Monetary Rights of the Shares in Trust

     5.2 The TRUSTEE through INDEVAL collects and distributes amongst the HOLDERS OF CPO'S RC cash dividends that, as the case may be, correspond to the Shares in Trust. Regarding stock dividends , the TRUSTEE shall add such shares to the assets of the Trust, issuing or releasing CPO'S RC in the amount corresponding to such shares and delivering CPO'S RC to the HOLDERS OF CPO'S RC in the same proportion as their holding.


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

     The TRUSTEE agrees to deliver to the HOLDERS OF CPO'S RC, through INDEVAL during the business day following the reception date, at the latest, all amounts received from RADIO CENTRO as payment of cash dividends, capital reductions or others.

     5.2.1 The CPO'S RC issued by the TRUSTEE in accordance with the purposes of this Trust, shall be represented by a single certificate representing the totality of the CPO'S RC of each issuance, which certificate or certificates shall will be held in deposit, at all times in INDEVAL. The HOLDERS OF CPO'S RC shall prove the title ownership of the CPO'S RC and shall prove the rights and the legitimate exercise of the Shares in Trust that, correspond to the CPO'S RC, by using the acknowledgements issued by INDEVAL, in accordance with the provisions of Article 78 of the Ley del Mercado de Valores (Stock Market Law). The deliveries and transmissions of CPO'S RC shall be conducted through INDEVAL by means of the proceedings provided for in Article 67 of the Ley del Mercado de Valores (Stock Market Law). The corresponding certificates must fulfill all the requirements provided by Article 228-n. of the Ley General de Titulos y Operaciones de Credito (General Negotiable Instruments and Credit Operations
Law).

     For each Share in Trust, the TRUSTEE shall release a CPO RC, with the understanding that a one-to-one relationship must exist between the Shares in Trust and the released CPO'S RC at all times. Under no circumstances will an amount of CPO'S RC be circulated that is higher than the amount of Shares in Trust subject to this Trust.

     The CPO'S RC shall not be exchangeable for any other instrument, title or security, nor can they be redeemed, unless as provided for in sub-clause 5.4 of this Fifth clause.

     The CPO'S RC shall grant its holders the right to a proportional share of the net dividends paid on the Shares in Trust, as well as a proportional share of the net result of the sale or any other distribution in relation to the Shares in Trust, that is conducted in accordance to the provisions of sub-clause
5.4 of this Fifth clause.

     5.2.2 Should the capital stock of RADIO CENTRO be increased by means of cash contributions, the TRUSTEE shall offer the HOLDERS OF CPO'S RC the right to make contributions to the Trust, which contributions shall be used by the TRUSTEE to subscribe and pay for the corresponding Shares in Trust, in a proportional manner.


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

      The TRUSTEE shall conduct the aforementioned offer to the HOLDERS OF CPO'S RC, by means of a notice to be inserted in the Boletin Bursatil (Stock Market Gazette) published by Bolsa Mexicana de Valores, S.A. de C.V. (the Mexican Stock Exchange), in addition to a written notice from the TRUSTEE to the stock market brokers, in possession of CPO'S RC, as per INDEVAL's report.

     In the case of HOLDERS OF CPO'S RC residing abroad or those who acquired the CPO'S RC abroad or that have acquired any other certificate that represents them (for example, American depositary shares, American depositary receipts, etc.) neither the TRUSTEE nor RADIO CENTRO nor the COMMON REPRESENTATIVE of the HOLDERS OF CPO'S RC shall be obliged to register, or in any other manner whatsoever carry out the offer abroad as provided in the paragraph above.

     Should the HOLDERS OF CPO'S RC provide the TRUSTEE with the necessary resources for the TRUSTEE to subscribe and pay for the corresponding Shares in Trust once the same Shares in Trust are subject to the purposes of this Trust, the TRUSTEE shall issue or release an equal number of CPO'S RC, which shall be delivered to the respective HOLDERS OF CPO'S RC, in proportion to their contributions.

     The TRUSTEE may require from the HOLDERS OF CPO'S RC for purposes of this clause a written certification of their eligibility to participate in such offer.

     In accordance with the market practices, and as has been the case since the first issuance of CPO'S RC, and if necessary, RADIO CENTRO shall bear the registration or offer or other handling expenses in respect to the securities offered in Mexico by virtue of any rights of first refusal or any other corporate rights of its shareholders.

     5.2.3 In the event that RADIO CENTRO redeems shares with distributable profits, or reduces its capital stock or in any other manner cancels a portion or changes the number of the outstanding shares, the TRUSTEE shall proceed as follows:

     a) In the case of total redemption or cancellation of the Shares in Trust, the TRUSTEE shall withdraw the totality of the CPO'S RC in circulation and shall distribute the corresponding net amounts among the HOLDERS OF CPO'S RC, in proportion to their holding.

     b) In the case of redemption or cancellation of less than all the Shares in Trust, the TRUSTEE shall proceed according to the instructions to be received from the Technical Committee, with the participation of the COMMON REPRESENTATIVE:

          i. To conduct before a notary public or commercial attestor a lottery, to select those CPO'S RC to be withdrawn from circulation, in which case the chosen HOLDERS OF CPO'S RC shall receive the proportional net resources that RADIO CENTRO paid or pays due to the redemption or cancellation of the Shares in Trust.

          ii. To withdraw the corresponding CPO'S RC, in strict proportion to the holding of each HOLDERS OF CPO'S RC or,

          iii. To withdraw in any other manner the respective CPO'S RC as per the determination of the general meeting of HOLDERS OF CPO'S RC, as per the proposal of the Technical Committee, taking into account the particularities of the redemption or cancellation of Shares in Trust at issue. In all cases, the Technical Committee shall give a fair and proportional treatment to the HOLDERS OF CPO'S RC.

     c) In the event that a nominal value is attributed to the Shares in Trust or the same is modified, increased or the number of the Shares in Trust is divided ("split"), RADIO CENTRO is merged with or into another company or companies as an acquiring company or RADIO CENTRO is spun-off in to one or more companies, or declares dividends on Shares or other goods different from the Shares of RADIO CENTRO, the TRUSTEE, with the prior approval of the Technical Committee and the participation of the COMMON REPRESENTATIVE, shall determine, in a fair and proportional manner for the HOLDERS OF CPO'S RC, the adjustments and amendments to be made to this Agreement, the issuing minutes of the CPO'S RC, as well as to the certificates representing such CPO'S RC and shall take the corresponding necessary steps.

     d) The HOLDERS OF CPO'S RC may request that the TRUSTEE exercise the right of withdrawal corresponding to the Shares in Trust underlying the CPO'S RC to which they have title-ownership. Once the TRUSTEE receives the reimbursement for the Shares in Trust according to the bylaws of RADIO CENTRO, it shall proceed to withdraw the corresponding CPO'S RC from circulation and deliver to the respective CPO'S RC HOLDER, by means of INDEVAL, the corresponding amount. The TRUSTEE shall not be responsible nor will it guaranty in any way, the manner and terms under which the reimbursement of the Shares in Trust is carried out.

       Other Authority and Obligations of the TRUSTEE

5.3 The TRUSTEE, through INDEVAL, shall charge and make deposits into the accounts as necessary to properly maintain the registry and control of all the operations involving the Trust, and shall issue statements of account that reflect the movements of the assets in Trust, as well as the participation certificates to be issued according to the provisions of this Agreement.

5.4 On June 29, 2003, at the latest, the TRUSTEE, with the participation of the COMMON REPRESENTATIVE, shall withdraw the CPO'S RC owned by Mexican individuals or legal entities which have a clause for the exclusion of foreigners in their bylaws and will deliver to such persons the corresponding Shares in Trust. The exchange of the CPO'S RC and delivery of the corresponding Shares in Trust shall be done through INDEVAL, with the understanding that as of such date the corresponding Shares previously held in Trust for those persons that have not exchanged their CPO'S, will be available to such persons that have been exchanged at INDEVAL.

     The TRUSTEE will timely proceed to cancel the CPO'S RC, once the corresponding exchange has been carried out.

     The termination of the Agreement is subject, in all cases, to the provisions of Article 228 t. of the Ley General de Titulos y Operaciones de Credito (General Negotiable Instruments and Credit Operations Law).

5.5 Upon termination of this Trust Agreement, the TRUSTEE shall create a new trust agreement according to the instructions received from the Technical Committee pursuant to the provisions of Ninth clause below, for the Shares in Trust to be at all times owned by a Trust Institution and the vote thereof be exercised according to the provisions of sub-clause 5.1 of the Fifth clause, to comply with the provisions of the bylaws of RADIO CENTRO and the authorizations granted by the authorities having jurisdiction, except if the limits on voting right cease to exist due to a change in the applicable law and the bylaws of RADIO CENTRO, in which case, the TRUSTEE shall also deliver to the HOLDERS OF CPO'S RC cancelled, the corresponding Shares in Trust.

     The Trust Agreement referred to in the paragraph above shall be approved by the person or institution acting on such date as the COMMON REPRESENTATIVE.

5.6 The certificates of the Shares in Trust shall be deposited by the TRUSTEE in a special account opened by the TRUSTEE with INDEVAL for the purposes of this Agreement. Henceforth, any share of RADIO CENTRO placed in trust pursuant to this Agreement may be transferred to the TRUSTEE through INDEVAL, by following the procedure provided for in the Stock Market Law.

     Sixth.-BENEFICIARIES and Common Representative. Until June 29, 2003, Mexican individuals or Mexican or foreign legal entities which own or acquire CPO'S RC will be recognized as "BENEFICIARIES" or "HOLDERS OF CPO'S RC". Beginning on June 30, 2003, only foreigners and Mexican legal entities without a foreigners' exclusion clause shall be recognized as "BENEFICIARIES" or "HOLDERS OF CPO'S RC". The BENEFICIARIES or HOLDERS OF CPO'S RC, for the acquisition or ownership of the CPO'S RC issued by the TRUSTEE according to this Agreement will be subject to the terms, conditions and provisions of this Agreement, in the corresponding issuing minutes, in the certificates of the CPO'S RC, expressly including the submission to jurisdiction agreement provided for in the following Tenth clause.

     Foreign individuals or legal entities, foreign entities without legal status, Mexican companies with a majority of their capital stock owned by foreigners and immigrants, in case of purchase or ownership of the CPO'S RC issued according to this Agreement, agree with the Mexican Government, through the Foreign Affairs Department, to be considered Mexican nationals with respect to the CPO'S RC which they acquire or own, as well as with respect to the assets and rights or obligations or concessions or participations or interests owned by the TRUSTEE or RADIO CENTRO, or the rights and obligations derived from the agreements whereby the TRUSTEE or RADIO CENTRO are party to with the Mexican Authorities, and agree, by acquiring or owning the CPO'S RC to not invoke the protection of their governments, whereby to the contrary, they will loose the title-ownership of the CPO'S RC to the benefit of the Mexican Nation. The TRUSTEE shall mention the contents of this clause in the documents and agreements that, by instructions of the Technical Committee, it may execute in compliance with this Trust Agreement.

     As provided for in Article 228 q. of the Ley General de Titulos y Operaciones de Credito (General Negotiable Instruments and Credit Operations
Law), the HOLDERS OF CPO'S RC have the right to appoint a COMMON REPRESENTATIVE in the issuing minute of the CPO'S RC, who may or not be a HOLDER OF CPO'S RC. The TRUSTEE shall confirm this appointment in the issuing minute of the CPO'S RC. The HOLDERS OF CPO'S RC may change the common representative according to the provisions of the Ley General de Titulos y Operaciones de Credito (General Negotiable Instruments and Credit Operations Law).

     Seventh.- TRUSTEE's responsibility. It is expressly agreed that the TRUSTEE shall be responsible for its obligations contained in the Trust Agreement, only up to the amount of the assets thereof. The TRUSTEE shall insert this provision in the documents and agreements it may execute according to the instructions of the Technical Committee and also that the TRUSTEE is not obligated to carry out such instructions if same go against the legal nature or purposes of the Trust Agreement. Furthermore, the TRUSTEE will not be responsible for not subscribing the shares issued by RADIO CENTRO due to an increase of capital stock, according to the provisions of sub-clause 5.2.2 of this Fifth Clause of this Agreement, if the necessary funds to carry this out are not provided to the TRUSTEE in due time.

     The TRUSTEE shall not be responsible for investing any amounts received pursuant to this Agreement, which would not generate revenues to the HOLDERS OF CPO'S RC for the period during which such amounts are received by the TRUSTEE until such amounts are applied according to the terms of this Agreement.

     Eighth. - National Foreign InvestmentS Registry. The TRUSTEE shall request the registration of this Agreement and any of its amendments in the Foreign Investments National Registry, in accordance with the Foreign Investment Law and Rules.

     Ninth. - Term of the Trust. The duration of this Trust will be twenty (20) years starting from June 29, 2003, and shall be extended by means of written notice given to the TRUSTEE by the Technical Committee, at least six (6) months before the expiration date of the original term or its prorogation.

     In any case, for the termination of the Trust, the provisions of Article 228t. of the Ley General de Titulos y Operaciones de Credito (General Negotiable Instruments and Credit Operations Law) shall have to be followed.

     Tenth. - The Technical committee. In accordance with the last paragraph of
Article 80 of the Ley de Instituciones de Credito (Credit Institutions Law), a Technical Committee is instituted in this instrument, to which will be named four (4) members with their respective substitutes, which will be appointed as follows: one by Bolsa Mexicana de Valores, S.A. de C.V. (the Mexican Stock Exchange), one by Asociacion Mexicana de Intermediarios Bursatiles, A.C. (the Mexican Association of Securities Brokerage Firms), one by the COMMON REPRESENTATIVE and the other by RADIO CENTRO.

     In any case, a representative of the TRUSTEE, with the right to speak but not to vote will be present to the meetings of the Committee. The Technical Committee will designate a representative that may or may not be a member of same, for the execution of its agreements.

     The Technical Committee will validly hold meetings with the assistance of the majority of its members and its decisions must invariably be adopted by the majority of those present in each meeting, and informed in writing to the TRUSTEE. In case of a deadlock in the decision making, the member appointed by the COMMON REPRESENTATIEVE shall have a tie-breaking vote. It will meet with the necessary frequency for the accomplishment of its functions and at whichever date, upon request of the TRUSTEE or RADIO CENTRO. For each session, the minutes must be prepared and signed by the individuals present, and containing the adopted resolutions, for which follow-up will be the responsibility of the representative.

     If some of the members of the Technical Committee, for any cause, cannot exercise the function, its respective substitute will enter in function. The Technical Committee, the case being, obliges itself to notify the TRUSTEE of any change of its members; to the contrary, the TRUSTEE will not be responsible for the acts it accomplishes in execution of the instructions given by the individuals that the TRUSTEE has, as registered as members of the Technical Committee.

     The members of the Technical Committee will not receive any compensation for the fulfillment of their duties.

     Eleventh. - Technical committee's authority and obligations. The Technical Committee will have the following faculties:

     1) Instruct the TRUSTEE so it may carry out the corresponding issuance or issuances of CPO'S RC, for the purposes of the Trust, indicating in each case the amount and characteristics of same, under prior authorization, as the case may be, of the Foreign Investment Bureau and of the National Banking and Securities Commission.

     2) Instruct the TRUSTEE on the individuals that must act as proxies in the shareholders' meetings of RADIO CENTRO, with the understanding that the TRUSTEE, through the respective attorneys-in-fact, must exercise the voting right in accordance with that indicated in sub-clause 5.1 of the Fifth clause.

     3) The actions required for the full execution of its functions, in relation with the purposes of the Trust, and faculties and obligations of the TRUSTEE.

     4) Any other faculties derived from that stipulated in this Trust.

     The decisions of the Technical Committee will be communicated to the TRUSTEE in writing. The TRUSTEE remains free of any responsibility derived from the acts it carries out under the instructions of the Technical Committee; however, it will not be obligated to execute said instructions if they go against the legal nature or purposes of the Trust.

     Twelfth. - The defense of the Trust. When urgent acts are required for the execution of the purposes of the Trust, the omission of which could notoriously impair the Trust assets, if it is impossible to convene the Technical Committee, the TRUSTEE will proceed as a reasonable person would, in accordance to the sound banking practices.

     The Technical Committee will have the obligation to notify, in writing, the TRUSTEE of any situation that may affect the Trust assets, as well as name an individual to exercise the rights derived from same or to proceed to its defense.

     In case of emergency, the TRUSTEE must accomplish the acts indispensable to preserve the Trust assets and the rights derived from such, without prejudice to the obligation that has the Technical Committee to designate an individual to which the TRUSTEE must grant a power of attorney.

     The Technical Committee, in any case, obligates itself to hold the TRUSTEE harmless, when it acts under the instructions received and in the accomplishment of that provided for in this Agreement.

     Thirteenth. - TRUSTEE's fees. RADIO CENTRO will pay to the TRUSTEE, as fees, the amounts agreed to in a separate document.

     Fourteenth. - Fees of the common representative and other expenses. The fees for the COMMON REPRESENTATIVE, the HOLDERS OF CPO'S RC, as well as other necessary expenses for the purpose or accomplishment of this Agreement and the issuing minutes of CPO'S RC will be borne by RADIO CENTRO.

     Fifteenth. - LEGAL RESTRICTIONS of THE TRUSTEE. In accordance to that provided for in subsection b) of the fraction XIX of Article 106 of the Ley de Instituciones de Credito (Credit Institutions Law), the TRUSTEE represents that it indisputably explained to the TRUSTOR the value and legal consequences of said fraction, that to the letter says:

     "Article 106. Will be prohibited to the credit institutions:

     XIX. ...

         a) To respond to the trustors or principals, for the breach of the debtors for the credits that are granted or of the issuers, for the securities that are acquired, unless if it due to its fault, according to that found in the final portion of Article 356 of the Ley General de Titulos y Operaciones de Credito (General Negotiable Instruments and Credit Operations Law), or to guarantee the perception of yields by the funds whose investment is entrusted to them.

         If, at the termination of the Trust, the mandate or appointment constituted for the granting of credits, which have not been liquidated by the debtors, the institution will have to transfer to the trustor or beneficiary, the case being, or to the principal, abstaining from covering amounts due.

         Any agreement contrary to that provided for in the two previous paragraphs, will not produce any legal effect whatsoever."

     With respect to article 356 of the Ley General de Titulos y Operaciones de Credito (General Negotiable Instruments and Credit Operations Law) referred in the first paragraph of item b) of the above transcription, the TRUSTEE herby give notice to the SHAREHOLDER and RADIO CENTRO that as a result of the amendments to the Ley General de Titulos y Operaciones de Credito (General Negotiable Instruments and Credit Operations Law), dated May 23, 2000, several articles were added and, therefore, said article was renumbered and currently is article 391.

     Sixteenth.- TRUSTEE substitution.

a) Subject to the provisions of paragraph (c) and (d) below and with the previous authorization of the Foreign Investment Bureau, the TRUSTEE may terminate its involvement as TRUSTEE according to this Trust Agreement, by means of a written notice to RADIO CENTRO and the COMMON REPRESENTATIVE of at least ninety (90) calendar days in advance. Subject to paragraph (c) below, the TRUSTEE may be removed from its position by means of a written notice from RADIO CENTRO and/or the COMMON REPRESENTATIVE, given at least with sixty (60) calendar days in advance;

b) If the TRUSTEE stops acting as TRUSTEE according to this Agreement, due to an anticipated termination in accordance with paragraph (a) above, the TRUSTEE shall have to prepare the account statements, results and related reports concerning the assets in Trust, same which shall be delivered to RADIO CENTRO and the COMMON REPRESENTATIVE within fifteen (15) calendar days following such termination. RADIO CENTRO and the COMMON REPRESENTATIVE will have fifteen (15) business days to examine and object to such account statements, results and related reports, calculated from the date they are received; after such period has expired the account statements, results and related reports shall be deemed as approved by RADIO CENTRO and the COMMON REPRESENTATIVE.

c) The COMMON REPRESENTATIVE, with the previous written agreement of RADIO CENTRO, may designate a substitute TRUSTEE;

d) Notwithstanding the above, the TRUSTEE will continue to act as such according to this Agreement up to and until a substitute TRUSTEE has been appointed and said substitute TRUSTEE has accepted the appointment; and

e) The substitute TRUSTEE shall have the same rights and obligations as the TRUSTEE according to this Agreement and shall be considered as the "TRUSTEE" for purposes of this Agreement.


     Seventeenth. - DOMICILES. For all purposes of this Agreement, the parties hereby indicate as their domiciles the following:

THE TRUSTEE:
Prol. Av. Reforma No. 490, 3(degree) floor
Col. Lomas Altas,
11950 Mexico, D.F.



RADIO CENTRO:

Av. Constituyentes No. 1154 7(degree) floor
Col. Lomas Altas
11950 Mexico, D.F.



THE SHAREHOLDER:
Av. Universidad 1200
Col. Xoco
0339 Mexico, D.F.


     The parties shall notify in writing any change of domicile at least five
(5) business days in advance, to the contrary the notices sent to the last domicile known shall be legally valid.

         Eighteenth. - INFORMATION TO THE TRUSTEE AND CONFIDENTIALITY.

     The parties hereby agree to provide the TRUSTEE any confidential information that may be reasonably requested by TRUSTEE concerning this Agreement, unless the disclosing party is forbidden to do so by a confidentiality and/or non-disclosure obligation applicable thereto. The TRUSTEE agrees to use the confidential information provided by the parties or by any third party (exception made if the TRUSTEE does not consider same to be legally authorized to provide such confidential information) exclusively to provide services in accordance with this Agreement and will handle all such information as confidential, on the understanding that nothing provided for herein shall limit the TRUSTEE in disclosing any information to its affiliates for any process, approval, monitoring, evaluation, statistic, sale, offer of product, financial projections, internal report, audits and of the formality or activity related thereto and that may be necessary in relation to this Agreement, on the understanding that the TRUSTEE shall instruct each affiliate that receives such confidential information to use such confidential information in compliance with this clause. The TRUSTEE hereby accepts the responsibility of its affiliates in the compliance with this clause.

     For purposes of this clause, confidential information is any information related to the parties, written or oral, quantitative or qualitative, demographic or statistically related to the sales, distribution, results, projects, designs, numbers, suppliers, sellers, products, services, studies, development, marketing plans, promotions, location, training, price, cost, machinery used, technology applied, raw material, employees, systems or procedures and any information or similar material, present or future, or derived therefrom.

       Nineteenth.- Applicable Law and Jurisdiction.

The execution, validity and compliance with this Agreement shall be governed by the Ley General de Titulos y Operaciones de Credito (General Negotiable Instruments and Credit Operations Law) and further commercial laws applicable in the United Mexican States and in case the commercial provisions are not applicable, by the Codigo Civil Federal (Federal Civil Code).

For any controversy arising therefrom, the parties expressly agree to submit themselves to the courts having jurisdiction in the City of Mexico, Federal District, hereby waiving any other jurisdiction that may correspond to them by reason of their present of future domicile or the location of their assets.

CHAPTER THREE

     FIRST.- DOMICILES. For all purposes of this Agreement, the parties hereby indicate as their domiciles the following:

NAFIN:
Insurgentes Sur 1971, Nivel Jardin
Col. Guadalupe Inn
Del. Alvaro Obregon
01020 Mexico, D.F.

THE TRUSTEE:
Prol. Av. Reforma No. 490, 3(degree) floor
Col. Lomas Altas,
11950 Mexico, D.F.

RADIO CENTRO:
Av. Constituyentes No. 1154 7(degree) floor
Col. Lomas Altas
11950 Mexico, D.F.

THE SHAREHOLDER:
Av. Universidad 1200
Col. Xoco
0339 Mexico, D.F.


     SECOND.- JURISDICTION. In the event of any dispute regarding the interpretation and compliance with the of this Agreement, the parties agree to submit to the jurisdiction and competence of the federal courts of Mexico, Federal District, hereby waiving any other forum to which they may be entitled to as consequence of their domicile that they have or will acquire in the future.

The parties, aware of the contents of this Agreement, hereby expressly agree to submit themselves to the same and execute it in eight copies in the City of Mexico, Federal District, on June 27, 2003, providing one original to the National Commission of Banking and Securities.

/s/ Sandra Aguirre Torres                  /s/ Maria Antonieta Gutierrez Frias
-------------------------                  -----------------------------------

        NAFIN                                     THE SHAREHOLDER



                        /s/ Alvaro Fernando Fajardo de la Mora
                        --------------------------------------
                                       RADIO CENTRO



                       /s/ Rebeca Isela Trejo Sanchez  /s/ Raul Leon Melesio
                      -------------------------------  ----------------------

                              COMMON REPRESENTATIVE



            /s/ Aurelio Sergio Torres Rodriguez    /s/ Ramon Galvan Gutierrez
            -----------------------------------    --------------------------

                                            TRUSTEE